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EXHIBIT 99.5

April 7, 2003

Dear Thomson shareholder:

        The Thomson Corporation's goal is to provide investors with access to shareholder communications as efficiently and effectively as possible. A number of our shareholders have expressed that electronic access provides the greatest convenience.

Electronic access to annual and quarterly reports

        This service gives you the ability to electronically access our annual and quarterly reports, which include financial statements.

        This initiative is meant to increase convenience for you, provide benefits to our environment and reduce costs. However, this new approach may not be accessible or suitable for everyone. In this case, paper copies of company documents will continue to be provided.

How to enroll for electronic delivery of documents

        If you prefer the electronic option, you must have an electronic mail (e-mail) account and access to the Internet. To take advantage of electronic delivery, please go to www.investordeliverycanada.com and follow the instructions for enrollment. Please use the 13 character Enrollment Number displayed on the reverse of this letter. If you hold your shares in The Thomson Corporation in multiple accounts, you will receive an enrollment letter and Enrollment Number for each account. You must register for each account. Each account will be coded for electronic delivery of documents and you will be notified when we make our documents available online. An e-mail confirmation of your election(s) for this option will be sent to your e-mail address. Please record your Enrollment Number and PIN (personal identification number) in a secure place for future reference.

        Your enrollment for this option will remain in effect until you cancel it. You may cancel your enrollment at any time by accessing the www.investordeliverycanada.com website.

        We hope that you will take advantage of these online services and enjoy their benefits. For more information about Thomson, please visit www.thomson.com.

April 7, 2003

Dear Thomson shareholder:

        The Thomson Corporation's goal is to provide investors with access to shareholder communications as efficiently and effectively as possible. A number of our shareholders have expressed that electronic access provides the greatest convenience.

Electronic access to shareholder communications

        This service gives you the ability to electronically access Thomson's:

  •
  annual and quarterly reports, which include financial statements

  •
  notices of shareholder meetings

  •
  information circulars and proxy-related materials

        This initiative is meant to increase convenience for you, provide benefits to our environment and reduce costs. However, this new approach may not be accessible or suitable for everyone. In this case, paper copies of company documents will continue to be provided.

How to enroll for electronic delivery of documents

        If you prefer the electronic option, you must have an electronic mail (e-mail) account and access to the Internet. To take advantage of electronic delivery, please go to www.investordeliverycanada.com and follow the instructions for enrollment. Please use the 12 character Enrollment Number displayed on the enclosed Voting Instruction Form. If you hold your shares in The Thomson Corporation in multiple accounts, you will receive meeting packages and a corresponding Enrollment Number for each account. You must register for each account. Each account will be coded for electronic delivery of documents and you will be notified when we make our documents available online. An e-mail confirmation of your election(s) for this option will be sent to your e-mail address. Please record your Enrollment Number and PIN (personal identification number) in a secure place for future reference.

        Your enrollment for this option will remain in effect until you cancel it. You may cancel your enrollment at any time by accessing the www.investordeliverycanada.com website.

Electronic voting

        You may also vote your shares through the Internet. You will receive an e-mail notification on how to access Thomson's documents when they become available, as well as a Control Number to enable you to vote your shares through the www.proxyvotecanada.com website. The Control Number is also displayed on the Voting Instruction Form if you received paper copies of documents.

        We hope that you will take advantage of these online services and enjoy their benefits. For more information about Thomson, please visit www.thomson.com.

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EXHIBIT 99.5